UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Liquid Media Group Ltd. (the “Company”) is furnishing this Form 6-K to provide its financial information for the three and nine months ended August 31, 2022, and to update certain information regarding potential legal matters.

From time to time, during the normal course of business, the Company is subject to various legal matters. In April, 2022, a consultant to the Company claimed that it has not been paid for its outstanding invoices and subsequently claimed that it has been misclassified as a consultant instead of an employee under California law. The consultant claims that the amount of its outstanding invoices, including interest, is approximately $410,000, and it is due an additional $771,000 because of its alleged misclassification as a consultant instead of an employee. The Company has recorded the consultant’s outstanding invoices and is consulting with legal counsel and reviewing its defenses if the consultant initiates legal action.

The following exhibits are filed as part of this Form 6-K.

Exhibit No.	Document

99.1	Unaudited interim financial statements for the nine months ended August 31, 2022
99.2	Management’s Discussion & Analysis for the nine months ended August 31, 2022

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	October 24, 2022